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                                                                     Exhibit 2.2

     FINANCE, FUNDING & OPPORTUNITIES
MONEYZONE.COM

March 1, 2001

Mr. Kevin D. McNeil
Executive Vice President
Global Capital Partners, Inc.
6000 Fairview Road Ste. 1410
Charlotte, N.C. 28210

Re: MoneyZone.com

Dear Kevin:

This letter will confirm the details of the agreement between Global Capital Partners, Inc. and MoneyZone.com relating to the conversion of MoneyZone's 6% Convertible Debenture in the original principal amount of $2,500,000, and the purchase by Global Capital Partners, Inc. of MoneyZone's remaining assets.

The principal balance plus accrued interest of the debenture at January 15, 2001, was $3,050,000, plus additional accrued interest through February 28, 2001, in the amount of $21,559, for a total due Global Capital of $3,071,559. At March 1, 2001, Global Capital owed MoneyZone.com $600,000 for intercompany advances. Thus the net due Global Capital at the date of this agreement is $2,471,559.

Under the terms of the debenture, Global Capital, has the right to convert the balance due into MoneyZone.com common stock at 80% of the average lowest three closing prices during the 30 days prior to conversion. This average has been calculated to be $.25 per share, and since you have notified us of your intention to convert as of this date, Global Capital is entitled to 9,886,236 shares.

MoneyZone and Global Capital have agreed to the issuance of 8,448,990 common shares of MoneyZone.com in full repayment of the debenture. The additional 1,437,246 shares which are due Global Capital shall be the total consideration for the purchase of MoneyZone's remaining assets which include approximately twenty domain names, the MoneyZone.com trademark, loan processing software, all logos and design materials and all remaining furniture and equipment.

The effective date of the asset purchase and sale shall be March 1, 2001. Global Capital shall not be responsible for any of the remaining liabilities of MoneyZone.com.

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If this letter accurately sets out the terms of our agreement, please sign below and return one original document to me.

Best regards,                                       Accepted and agreed upon by:


    /S/ RANDALL F. GREENE                              /S/  KEVIN D. MCNEIL
----------------------------                       -----------------------------
      Randall F. Greene                                  Kevin D. McNeil
      President and CEO                              Executive Vice President
        MoneyZone.com                              Global Capital Partners, Inc.


                                                      Date:   MARCH 7, 2001































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